RALPH LAUREN CORPORATION
650 Madison Avenue
New York, New York 10022

Contact Information:
Jane Hamilton Nielsen
Chief Operating Officer and Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022
1-212-318-7232 (telephone)

Via EDGAR Correspondence

August 16, 2019

Mr. Joel Parker
Division of Corporate Finance
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 30, 2019
Filed May 16, 2019
File No. 001-13057

Dear Mr. Parker:

We are writing in response to the comment contained in the letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated August 9, 2019, to Jane Hamilton Nielsen, Chief Operating Officer and Chief Financial Officer of Ralph Lauren Corporation (the “Company”), regarding the above referenced filing. The Staff's comment and related response from the Company are set forth below.

Form 10-K for the Fiscal Year Ended March 30, 2019
Notes to Consolidated Financial Statements
Note 9. Restructuring and Other Charges
Way Forward Plan, page F-26

1.
We note in connection with the Way Forward Plan, on March 30, 2017, your Board of Directors approved the closure of your Polo store in New York City. You disclose that this location is no longer generating revenue and has no other economic activity. We also note that this appears to be a “build-to-suit” lease which has been capitalized. Please provide us with your impairment analysis of this leased asset, including your assumptions used to determine fair value.

Response:  We hereby advise the Staff that our former Polo store at 711 Fifth Avenue in New York City, which was closed during the first quarter of Fiscal 2018 in connection with our Way Forward Plan, has been accounted for as a “build-to-suit” lease, whereby the Company was deemed the owner of the underlying real estate asset for accounting purposes. The following, most recent impairment analysis of this leased asset was performed as of March 30, 2019, in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant, and Equipment.”

Indicators of Impairment – Step 1
A long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Indicators of impairment were deemed to exist for the leased asset as the Company has vacated this location and is no longer using it to generate revenues, coupled with the declining state of the Fifth Avenue commercial real estate market, including increased availability of retail space and declining market rents. Based upon the presence of these impairment indicators, we have periodically evaluated the leased asset for impairment since our decision to close the store, most recently as of March 30, 2019.

Test for Recoverability – Step 2
In determining whether the leased asset was recoverable, we compared the estimated undiscounted cash flows expected to be generated by the asset during the remainder of its lease term to its carrying amount. Given that the store in question has been vacant since its closure during the first quarter of Fiscal 2018, the only other potential cash flows expected to arise from the Company’s use of the asset relate to any sublease income it is able to generate during the remainder of the lease term. However, as we have been unable to successfully sublease the space to date, coupled with the declining Fifth Avenue commercial real estate market rents, we concluded that any potential sublease income that could be generated during the remaining lease term would be lower than the leased asset’s carrying amount. Accordingly, it was concluded that the leased asset was not recoverable and therefore we proceeded to Step 3 of the impairment analysis.

Measuring an Impairment – Step 3
Under the build-to-suit lease accounting model, we are deemed the owner of the leased asset for accounting purposes. Accordingly, estimating the fair value of the asset was performed from an ownership perspective (and not from that of a lessee). With the assistance of a third-party real estate appraiser with expertise in the New York City borough of Manhattan, we determined the estimated fair value of the asset on a “fee simple” basis (i.e., from an ownership perspective). In accordance with valuation techniques permitted under ASC 820, “Fair Value Measurement,” such analysis was performed using the direct capitalization method, an income approach, incorporating assumptions for market rental rates, market-level vacancies and collection loss factors, market expenses associated with the ownership of real estate, and a market capitalization rate. Additionally, recent sales comparisons were considered under a market approach. Based on this analysis, the estimated fair value of the asset was determined to be approximately $295 million which, while lower than previous analyses, was still greater than the related carrying amount of approximately $165 million. Accordingly, it was concluded that the asset was not impaired as of March 30, 2019.

I am happy to discuss this response with you at your convenience.

Sincerely,

/s/ Jane Hamilton Nielsen
Jane Hamilton Nielsen
Chief Operating Officer and Chief Financial Officer
Ralph Lauren Corporation